Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following summary description of the Common Stock (as defined below) of Olaplex Holdings, Inc. (the “Company”, “us”, “we”, or “our”) is based on the provisions of the Company’s restated certificate of incorporation (the “Certificate of Incorporation”) and second amended and restated bylaws (the “Bylaws”) and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). This information is not complete and is qualified by reference to the provisions of the Certificate of Incorporation, the Bylaws, and the DGCL. The Certificate of Incorporation and Bylaws are filed as exhibits to our Annual Report on Form 10-K.
General
The total amount of our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.001 per share (“Common Stock”) and 25,000,000 shares of undesignated preferred stock, par value $0.001 per share. The Common Stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on the Nasdaq Global Select Market under the symbol “OLPX.”
Common Stock
Dividend Rights
Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of our Common Stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors of the Company (“Board of Directors”) may from time to time determine.
Voting Rights
Each outstanding share of our Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our Common Stock have no cumulative voting rights.
Except as otherwise required under the DGCL or provided for in our Certificate of Incorporation, all matters other than the election of directors will be determined by a majority of the votes cast on the matter and all elections of directors will be determined by a plurality of the votes cast. Any director may resign at any time upon notice given in writing, including by electronic transmission, to the Company. Vacancies and newly-created directorships shall be filled exclusively by vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, except that any vacancy created by the removal of a director by the stockholders for cause shall be filled by vote of a majority of the outstanding shares of our Common Stock. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.
Preemptive Rights
Our Common Stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.
Conversion or Redemption Rights
Our Common Stock does not have any conversion rights, and there are no redemption or sinking fund provisions applicable to our Common Stock.
Liquidation Rights
Upon our liquidation, the holders of our Common Stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
Preferred Stock
Our Certificate of Incorporation authorizes our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Our Board of Directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our Common Stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our Common Stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board of Directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our Common Stock and the market value of our Common Stock.
Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law
Our Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors.
These provisions include:
Classified Board. Our Certificate of Incorporation provides that our Board of Directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our Certificate of Incorporation also provides that the number of directors shall be fixed exclusively pursuant to a resolution adopted by our Board of Directors, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances.
Special Meetings of Stockholders. Our Certificate of Incorporation and Bylaws provide that, except as otherwise required by law and subject to any special rights of holders of preferred stock, special meetings of the stockholders may be called only (i) by our chairperson of the Board of Directors, (ii) by a resolution adopted by a majority of our Board of Directors, or (iii) by our Secretary at the request of the holders of fifty percent (50%) or more of the outstanding shares of our Common Stock so long as the investment funds affiliated with Advent International Corporation (the “Advent Funds”) beneficially own a majority of the outstanding shares of our Common Stock.
Removal of Directors. Our Certificate of Incorporation provides that, so long as the Advent Funds beneficially own a majority of the outstanding shares of our Common Stock, our directors may be removed only for cause by the affirmative vote of a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Following the date on which the Advent Funds no longer beneficially own a majority of the outstanding shares of our Common Stock, no member of our Board of Directors may be removed from office except for cause by the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of our outstanding shares of capital stock entitled to vote thereon.
Elimination of Stockholder Action by Written Consent. Our Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting following the date on which the Advent Funds no longer beneficially own a majority of the outstanding shares of our Common Stock.
Advance Notice Procedures. Our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the Bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.
Authorized but Unissued Shares. Our authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our Common Stock by means of a proxy contest, tender offer, merger or otherwise.
Business Combinations with Interested Stockholders. We have elected in our Certificate of Incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning fifteen percent (15%) or more of the Company’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our Certificate of Incorporation contains provisions that have the same effect as Section 203, except that they provide that the Advent Funds and their respective successors, transferees and affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.
Choice of Forum. Our Certificate of Incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if, and only if, the Court of Chancery of the State of Delaware dismisses a Covered Claim (as defined therein) for lack of subject matter jurisdiction, any other state or federal court in the State of Delaware that does have subject matter jurisdiction) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for Covered Claims. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act.
Our Certificate of Incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. In addition, our Certificate of Incorporation provides that any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Company will be deemed to have notice of and consented to these choice-of-forum provisions and waived any argument relating to the inconvenience of the forums in connection with any Covered Claim.
The choice of forum provisions contained in our Certificate of Incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions contained in our Certificate of Incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise, which could cause us to incur additional costs associated with resolving such action in other jurisdictions.
Amendment of Certificate of Incorporation and Bylaws. Following the date on which the Advent Funds no longer beneficially own a majority of the outstanding shares of our Common Stock, the amendment of any of the above provisions, except for the provision making it possible for our Board of Directors to issue preferred stock, would require the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of our outstanding shares of capital stock entitled to vote thereon.
The provisions of Delaware law, our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our Board of Directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Corporate Opportunities
Our Certificate of Incorporation provides that we renounce any interest or expectancy in the business opportunities of the Advent Funds and all of their respective partners, principals, directors, officers, members, managers and/or employees, including any of the foregoing who serve as directors of the Company, or the business opportunities presented to Christine Dagousset in her capacity as an officer or employee of Chanel, Inc. US and a member of the Executive Committee of Chanel Limited UK or any of its controlled affiliates, and each such party shall not have any obligation to offer us those opportunities.